Exhibit 5.1

Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

INDEPENDENT AUDITORS CONSENT

We have read the preliminary short form prospectus of Pan American Silver Corp. (the “Company”) dated March 22, 2004 relating to the issue of common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with the offering documents.

We consent to the use of incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the shareholders’ of the company on the balance sheets of the company as at December 31, 2003 and 2002 and the statements of operations for the years ended December 31, 2003 and 2002. Our report is dated February 24, 2004.

CHARTERED ACCOUNTANTS
Vancouver, British Columbia, Canada
March 22, 2004